Exhibit 3.2

Article IV, Section 5 of the Amended and Restated Bylaws of PriceSmart, Inc. shall be amended and restated in its entirety as follows:

“Section 5. Chief Executive Officer and President. The offices of President and Chief Executive Officer need not be held by the same person. In such event the Board of Directors shall designate the Chief Executive Officer, and in the absence of such designation the President shall be the Chief Executive Officer of the Corporation. The Chief Executive Officer shall have general responsibility for implementation of the policies of the Corporation, as determined by the Board of Directors, and for the management of the business and affairs of the Corporation. In the absence or disability of the Chairman of the Board of Directors or the Vice Chairman of the Board of Directors, or if there be none, the Chief Executive Officer shall preside at all meetings of the stockholders and the Board of Directors. The Chief Executive Officer may only be appointed or removed by a majority of the entire board of Directors. In the absence of a Chief Executive Officer, the President shall in general supervise and control all of the business and affairs of the Corporation. The Chief Executive Officer or the President may execute any deed, mortgage, bond, contract or other instrument, except in cases where the execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation or shall be required by law to be otherwise executed; and in general the President shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors or by the Chief Executive Officer from time to time.”

All other provisions of the Amended and Restated Bylaws of the Corporation shall remain unchanged and are in full force and effect.